investor

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

April 1, 2004

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

dw 4/14

Investor

82-34698

Press Release

Stockholm, April 1, 2004

Investor's share of the votes and capital in Fiskars has changed through the sale of 3,731,197 A-shares and 1,012,800 K-shares.

After the sale, Investor holds no shares in Fiskars. On December 31, 2003, Investor's holding in Fiskars amounted to 6.6 percent of the votes and 8.6 percent of the capital.

In a statement, Investor CEO Marcus Wallenberg commented: "Fiskars has developed very well during the long period Investor has been involved as an owner. The company is well managed and has good prospects. However, the holding is considered to lie outside Investor's main area of focus."

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 735 24 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage.

Investor AB
A Public Company
Registration No 556013-8298

SE-103 32 Stockholm, Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com